UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AEROFLEX HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

007767106

(CUSIP Number)

Lyn Colloff
Secretary
Cobham plc
Wimborne, Dorset, BH21 2BJ, UK
+44 (0) 1202 840523
(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attn: Eric Cochran
(212) 735-3000

May 19, 2014
(Date of event which requires filing of this statement)

If the filing persons have previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and are filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for the Reporting Persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007767106
1.	NAME OF REPORTING PERSON Cobham plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 65,000,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 65,000,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.28%**
14.	TYPE OF REPORTING PERSON CO

*65,000,000 shares of common stock of Aeroflex Holding Corp. ("Aeroflex"), a Delaware corporation, are subject to a Support Agreement entered into by Cobham plc ("Cobham"), Army Acquisition Corp. ("Merger Sub"), VGG Holding LLC and the other parties thereto listed in Schedule B of this Statement on May 19, 2014 (the "Support Agreement") (discussed in Items 3 and 4 below). Cobham expressly disclaims beneficial ownership of such shares. The number of shares of Aeroflex common stock covered by the Support Agreement represents approximately 76.28% of the outstanding Aeroflex common stock.

** The calculation of the foregoing percentage is based on the 85,214,896 of shares of Common Stock that were issued and outstanding as of May 7, 2014, as reported in Aeroflex's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2014.

CUSIP No. 007767106
1.	NAME OF REPORTING PERSON Army Acquisition Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 65,000,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 65,000,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.28%**
14.	TYPE OF REPORTING PERSON CO

*65,000,000 shares of common stock of Aeroflex are subject to the Support Agreement (discussed in Items 3 and 4 below). Merger Sub expressly disclaims beneficial ownership of such shares. The number of shares of Aeroflex common stock covered by the Support Agreement represents approximately 76.28% of the outstanding Aeroflex common stock.

** The calculation of the foregoing percentage is based on the 85,214,896 of shares of Common Stock that were issued and outstanding as of May 7, 2014, as reported in Aeroflex's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2014.

Item 1.             Securities and Issuer.

This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Aeroflex Holding Corp., a Delaware corporation ("Aeroflex"). The principal executive office of Aeroflex is located at 35 South Service Road, P.O. Box 6022, Plainview, NY 11803-0622.

Item 2.             Identity and Background.

This Statement is being filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Cobham plc, a public limited company organized under the laws of England and Wales ("Cobham"), and Army Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Cobham ("Merger Sub," together with Cobham, the "Reporting Persons").  The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Statement in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 1 hereto.  The principal executive office of Cobham is located at Brook Road, Wimborne, Dorset, BH21 2BJ, UK.  Cobham offers various technologies and services for commercial, defense, and security markets worldwide.  The principal executive office of Merger Sub is located at 10 Cobham Drive, Orchard Park, New York, NY 14127.

The name, business address, present principal occupation or employment, principal business address, and citizenship of each director and executive officer (including a director or officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons identified in Schedule A attached hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and amount of Funds and Other Consideration.

As more fully described in Item 4 hereof, VGG Holding LLC, a limited liability company (the "Stockholder"), and each of the Persons listed set forth on Schedule B attached hereto (such Persons listed on Schedule B attached hereto, collectively, the "Significant Holders" and together with the Stockholder, the "Stockholders"), who together are the record and/or beneficial owners of 65,000,000 shares (which represents approximately 76.28%) of the Common Stock, have entered into a Support Agreement (as defined below) with the Reporting Persons as described in Item 4. The transactions contemplated by the Support Agreement (which is the basis for the beneficial ownership by the Reporting Persons of certain shares of the Common Stock held by the Stockholders) are not expected to require the payment of any funds by the Reporting Persons to the Stockholders other than in connection with the Merger Agreement.

The Reporting Persons have been informed that the Stockholders entered into the Support Agreement to induce the Reporting Persons to enter into the Merger Agreement described in Item 4.

Item 4.             Purpose of the Transaction.

Merger Agreement

On May 19, 2014, the Reporting Persons entered into an Agreement and Plan of Merger (the "Merger Agreement") with Aeroflex, providing for the merger of Merger Sub with and into Aeroflex, with Aeroflex surviving the merger as a wholly owned subsidiary of Cobham (the "Merger"). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock, will be automatically cancelled and converted into the right to receive $10.50 in cash, without interest, other than those shares of common stock (i) with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn and (ii) owned by Cobham, Merger Sub, Aeroflex and their respective wholly owned subsidiaries, which shares will be automatically cancelled without payment of any consideration therefor.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a support agreement (the "Support Agreement") with the Stockholders. Pursuant to the Support Agreement, and subject to the terms and conditions set forth therein, the Stockholders agreed to vote 65,000,000 of their shares of Common Stock (the "Subject Shares") in favor of the adoption of the Merger Agreement and against, among other things, any action, agreement or understanding that the Stockholders know would or otherwise would reasonably be expected to, adversely affect the consummation of the transactions contemplated by the Merger Agreement. The Support Agreement restricts transfers of the Subject Shares by the Stockholders, subject to certain exceptions. The Stockholders are also subject to certain non−solicitation restrictions set forth in the Support Agreement. The Stockholders agree to waive appraisal rights and agree not to participate in any shareholder litigation that challenges the validity of the Support Agreement or the Merger Agreement. In addition, pursuant to the Support Agreement, the Stockholders granted to Cobham an irrevocable proxy to, under certain circumstances, at any meeting of the stockholders of Aeroflex called for such purposes, vote (or cause to be voted) all of the Subject Shares in favor of the adoption of the Merger Agreement. The Support Agreement will terminate automatically (a) upon the earlier of (i) termination of the Merger Agreement in accordance with its terms, or (ii) the Effective Time (as defined in the Merger Agreement); (b) by written agreement; or (c) at the option of the Stockholders in the event of any amendment, waiver or modification to the terms of the Merger Agreement that changes the form of, or decreases the amount of, the Per Share Merger Consideration (as defined by the Merger Agreement) or that materially delays the timing of the payment thereof.

The foregoing summaries of the Merger Agreement and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements which are incorporated by reference as Exhibit 2 and Exhibit 3, respectively.

The Reporting Persons may be deemed to have acquired shared voting power with respect to the Subject Shares owned by the Stockholders through the Support Agreement. The Reporting Persons have not expended any funds in connection with the execution of the Support Agreement.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Support Agreement, the Reporting Persons have no present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Statement.

Item 5.             Interest in Securities of the Issuer.

(a) and (b)  Immediately prior to the execution of the Support Agreements, the Reporting Persons did not own any shares of Common Stock. However, as of execution of the Support Agreements on May 19, 2014, under the definition of "beneficial ownership" as set forth in Rule 13d−3 under the Exchange

Act, the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 65,000,000 shares of Common Stock, representing approximately 76.28% of the Common Stock outstanding as of May 7, 2014 (based on the 85,214,896 of shares of Common Stock that were issued and outstanding as of May 7, 2014, as reported in Aeroflex's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2014). Accordingly, the percentage of the outstanding shares beneficially owned by the Reporting Persons is approximately 76.28%.

Except as set forth above and in the following sentence, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the individuals named in Schedule A hereto, owns any shares of Common Stock. Mark H. Ronald, a director of Aeroflex, owns 14,299 shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except as specifically set forth in this Item 5, neither the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)  The Reporting Persons does not have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Statement.

(e)  Inapplicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule A and between such persons and any other person with respect to any securities of Aeroflex, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.             Material To Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated May 28, 2014, between Cobham and Merger Sub

Exhibit 2
Agreement and Plan of Merger, dated May 19, 2014, by and among Aeroflex, Cobham and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8−K filed by Aeroflex with the Securities and Exchange Commission on May 20, 2014)

Exhibit 3
Support Agreement, dated May 19, 2014, by and among the Stockholders, Cobham and Merger Sub (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8−K filed by Aeroflex with the Securities and Exchange Commission on May 20, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARMY ACQUISITION CORP.

Dated: May 28, 2014	By:	/s/ Simon Nicholls
Name: Simon Nicholls
Title: President

COBHAM PLC

Dated: May 28, 2014	By:	/s/ Bob Murphy
Name: Bob Murphy
Title: Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
COBHAM PLC AND ARMY ACQUISITION CORP.

Set forth below are the name, business address and present occupation or employment of each director and executive officer of Cobham plc ("Cobham") and Army Acquisition Corp. ("Merger Sub").  Except as indicated below, each such person is a citizen of the United States. Except for Mark H. Ronald, a director of Aeroflex, who owns 14,299 shares of Common Stock, none of the directors or executive officers named below beneficially owns any Common Stock of Aeroflex Holding Corp.  Directors of Cobham or Merger Sub who are also executive officers of Cobham or Merger Sub are indicated by an asterisk. Except as indicated below, the business address of each executive officer of Cobham is Brook Road, Wimborne, Dorset, BH21 2BJ, UK.  Except as indicated below, the business address of each executive officer of Merger Sub is 10 Cobham Drive, Orchard Park, New York, NY 14127.

DIRECTORS OF COBHAM

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Bob Murphy*	Bob is currently Director and Chief Executive Officer of Cobham plc.
Simon Nicholls*	Simon is currently Director and Chief Financial Officer of Cobham plc.
John Devaney
Retired. John currently serves as Chairman of the Board of Directors of Cobham plc. John has previously served as Non-executive Director of Northern Rock Asset Management (between 2007 and 2010) and Chairman of Marconi plc, later renamed Telent. He was President of Perkins Engines in the mid-1980s, and he went on to be President of Kelsey-Hayes, the automotive components manufacturer. He was subsequently Chief Executive of Eastern Electricity, the largest regional electricity company in the UK at the time.

Michael Wareing
Retired. Michael previously worked for KPMG from 1973 until 2009 when he retired. Between 2005 and 2009, he was International Chief Executive Officer, KPMG, Chairman, KPMG International Executive Team, and Chairman, KPMG Iberoamerica Board. He was formerly the Prime Minister’s Envoy for Reconstruction in Southern Iraq.

Jonathan Flint
Jonathan is currently Chief Executive of Oxford Instruments plc, a leading provider of high technology tools and systems for research and industry, a position he has held since 2005. Prior to this, he was the UK Managing Director of Vislink plc and has also held management positions with BAE Systems and GEC Marconi Avionics. A physics graduate from Imperial College London, Jonathan was made a CBE in 2012.

Gen Michael Hagee
Retired. Mike previously served in the US Marine Corps for almost 39 years ending his career in 2007 as Commandant of the Marine Corps and a member of the Joint Chiefs of Staff. His numerous military assignments included Commanding General, 1st Marine Expeditionary Force, Deputy Director of Operations at the US European Command and Executive Assistant to the Director of Central Intelligence. He also served in a number of diplomatic missions including the presidential diplomatic mission to Somalia.

Birgit Norgaard
Birgit currently holds a number of non-executive roles in the private and public sectors in the UK and overseas. Birgit's last executive role was as both the Chief Executive Officer of Grontmij Carl Bro, the Danish engineering consultancy group as well as the Chief Operating Officer of Grontmij NV, the Dutch parent company. An economics graduate from Copenhagen Business School, Birgit has an MBA from INSEAD.

Mark Ronald
Retired. Mark previously was Chief Operating Officer of BAE Systems plc and Chief Executive Officer of BAE Systems, Inc., its wholly-owned US subsidiary, until his retirement at the end of 2006. Additionally, he was previously Vice-President, Programme Management with Litton Industries and Chief Operating Officer of AEL Industries. Mark was a Non-executive Director of ATK Inc.

Alison Wood
Alison is currently engaged with a mix of not for profit and non-executive activities. She was previously Global Director Corporate Development & Strategy for National Grid plc. Additionally, she was previously Group Strategic Development Director for BAE Systems plc responsible for corporate strategy, mergers and acquisitions and strategic business development across the UK and US. She has held three previous Non-executive Directorships: BTG plc from 2004 to 2008, THUS plc from 2007 to 2008 and GCHQ from 2009 to 2011.

EXECUTIVE OFFICERS OF COBHAM

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Bob Murphy*	See above.
Simon Nicholls*	See above.
David Squires	David is currently Chief Operating Officer of the Global Technology Sectors and Acting Sector President for the Mission Systems Sector of Cobham plc.
Jill Kale	Jill is currently Sector President for the US Defense Electronics Sector of Cobham plc.
Pete Raby	Pete is currently Sector President for the Communications and Connectivity Sector of Cobham plc.
Peter Nottage	Peter is currently Sector President for the Aviation Services Sector of Cobham plc.

DIRECTORS OF ARMY ACQUISITION CORP.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Simon Nicholls*	Simon is currently Director and Chief Financial Officer of Cobham plc. In addition, Simon is currently Director and President of Army Acquisition Corp.
Bruce Almquist*	Bruce is currently Director and Vice President of Army Acquisition Corp.	2121 Crystal Drive, Suite 625, Arlington, VA 22202
Betty Bible*	Betty is currently Director and Treasurer of Army Acquisition Corp.	10 Cobham Drive, Orchard Park, New York, NY 14127
Peter Klein*	Peter is currently Director and Secretary of Army Acquisition Corp.	200 Delaware Ave, Buffalo, NY 14202

EXECUTIVE OFFICERS OF ARMY ACQUISITION CORP.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Simon Nicholls*	See above.
Bruce Almquist*	See above.
Betty Bible*	See above.
Peter Klein*	See above.

SCHEDULE B

LIST OF SIGNIFICANT HOLDERS

The Veritas Capital Fund III, L.P.
AX Holding LLC
Golden Gate Capital Investment Fund II, L.P.
Golden Gate Capital Investment Annex Fund II, L.P.
Golden Gate Capital Investment Fund II (AI), L.P.
Golden Gate Capital Investment Annex Fund II (AI), L.P.
Golden Gate Capital Associates II-QP, LLC
Golden Gate Capital Associates II-AI, LLC
CCG AV, LLC-Series A
CCG AV, LLC-Series C
CCG AV, LLC-Series I
CCG AV, LLC-Series E
GS Direct, L.L.C.